:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-24763

CUSIP NUMBER

(Check One)	☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Regency Centers, L.P.
Full Name of Registrant

Not applicable
Former Name if Applicable

One Independent Drive, Suite 114
Address of Principal Executive Office (Street and Number)

Jacksonville, Florida 32202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As explained in the earnings release of Regency Centers Corporation, an affiliate of the Company, reported under Form 8-K on February 5, 2009, the Company has sought guidance from the staff of the Securities and Exchange Commission regarding whether the Company’s current practice of recognizing partial gains on the sale of properties to co-investment partnerships that have provisions for the distribution-in-kind of assets upon the dissolution of a partnership should change to treat such distribution-in-kind provisions as purchase options. Due to the absence of any specific accounting literature regarding distribution-in-kind of assets resulting from the dissolution of a partnership, the Company, along with its auditor, KPMG, has had numerous discussions with the staff of the SEC since February 4, 2009 regarding such accounting treatment. These discussions have not yet concluded. The Company will file its Form 10-K as soon as these discussions result in guidance for the Company.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the preliminary results for the year ended December 31, 2008 and the anticipated timing for filing of the Form 10-K. Actual events and results could vary materially from the information set forth herein.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Christian Leavitt	(904)	598-7608
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the earnings release of Regency Centers Corporation furnished as an exhibit to Form 8-K filed on February 5, 2009 and incorporated herein.

REGENCY CENTERS, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	Regency Centers Corporation,
Its General Partner

Date	March 2, 2009	By:	/s/ J. Christian Leavitt
J. Christian Leavitt, Senior Vice President
Finance and Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).